Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2012. Net income attributable to equity holders was $21.3 million ($0.08 per share) this quarter, compared to $43.1 million ($0.17 per share) last year. All financial information is in Canadian dollars.

Excluding the $32.0 million ($25.4 million after tax) impact of restructuring, integration and acquisition costs this quarter, net income attributable to equity holders was $46.7 million ($0.18 per share).

Revenue for the quarter was $480.1 million, 12% higher than $427.9 million last year.

“We made good progress this quarter in executing our plan to strengthen our market position and to adapt our business to market conditions. Our results reflect the ongoing efforts associated with the implementation of our restructuring program, and the acquisition and integration of Oxford Aviation Academy,” said Marc Parent, CAE’s President and Chief Executive Officer. “Our Civil business continued to show the strength of our global franchise, and we are encouraged by the better than anticipated opportunities for synergies we have identified with Oxford. Military results in the quarter reflected the late timing of orders received in the prior year, which will start to benefit our second half. We remain confident in modest Military growth for the year as a whole.”

CAE’s Board of Directors today approved a 25% increase in CAE’s quarterly dividend, reflecting our continued confidence in CAE’s business model, which involves increased recurring revenue and cash flow.

“Following our two recent large acquisitions, we have the right platforms to leverage our unique capabilities and lead the market, and we are focused on the integration and execution of our business,” added Parent. “With no further material acquisition plans in the near term, we are prioritizing the use of capital and free cash flow toward selectively funding investments where demand has been secured, reducing our debt, and generating higher current returns for shareholders.”

Civil segments

Revenue for our combined Civil segments increased 20% in the first quarter to $251.2 million compared to $210.1 million last year. First quarter operating income was $47.7 million (19.0% of revenue) compared to $45.2 million (21.5% of revenue) last year. Our results include six weeks of performance from the recently acquired Oxford Aviation Academy (Oxford), which is now in the process of being integrated with CAE.

Civil market activity continued to be robust with seven full-flight simulator orders booked in the first quarter. Year to date we have announced 10 orders and continue to expect the total to reach the mid-30s by the end of the fiscal year. During the quarter, we also obtained training services contracts expected to generate $132.4 million in future revenue. These contracts include a multi-year agreement with Cebu Pacific Air at the new Philippine Academy for Aviation Training and long term contract extensions with existing customers, SilkAir in Singapore and KLM Flight Academy to train Ab-Initio cadets at the CAE Oxford Aviation Academy.

We received $235.2 million in combined civil segment orders this quarter representing a book-to-sales ratio of 0.94x. The ratio for the trailing 12 months was 1.24x.

Military segments

Revenue for our combined Military segments decreased 2% in the first quarter to $202.8 million compared to $206.4 million last year. Operating income was $28.4 million (14.0% of revenue) for the quarter, compared to $29.4 million (14.2% of revenue) last year.

We booked orders during the quarter for a suite of fixed-wing Advanced Jet Trainer aircraft simulators and training devices and we received a contract to perform upgrades on the U.S. Navy’s MH-60S and MH-60R Seahawk helicopter maintenance trainers. We also got an order from the U.S. Air Force to upgrade a C-5 weapons systems trainer.  In services, we received a contract to continue providing in-service support for the Canadian Forces CF-18 aircraft, and a contract to provide training support services for the Royal Australian Air Force on C-130H and C-130J aircraft.

We received $145.5 million in combined military segment orders this quarter representing a book-to-sales ratio of 0.72x. The ratio for the trailing 12 months was 1.00x.

New Core Markets

Revenue in New Core Markets was $26.1 million for the quarter, up 129% from $11.4 million last year. Operating income was $0.7 million for the quarter, compared to negative $2.6 million last year.

We continued to gain traction by penetrating global markets for our innovative products and services.

In CAE Mining, we sold software solutions to customers including Vale, Polymetal International and Somincor during the quarter and we released new applications and updates to our software and hardware solutions.

In CAE Healthcare, we sold solutions within our range of simulator products and centre management systems to defence customers in the U.S. and U.K., and to universities and teaching hospitals in the U.S., Mexico, Slovenia, Poland, UAE and Japan.

CAE First Quarter Report 2013 | 1

Additional financial highlights

Income taxes this quarter were $6.2 million representing an effective tax rate of 22%, compared to 24% last year. The lower rate is mainly due to lower income in higher tax jurisdictions, which was further accentuated by our restructuring measures in Europe.

Free cash flow was negative $98.1 million this quarter. The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and lower cash provided by operating activities mainly as a result of the restructuring, integration and acquisition costs. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, are mainly due to a decrease in our accounts payable and accrued liabilities and an increase in the net position of our contracts in progress and in accounts receivable. The decrease from the first quarter of fiscal 2012 was mainly attributable to lower cash provided by operating activities and lower proceeds from the disposal of property, plant and equipment. The decrease was partially offset by a lower investment in non-cash working capital.

Capital expenditures totalled  $46.5 million this quarter, including $34.3 million in growth capital expenditures and $12.2 million for maintenance. We continue to invest selectively where we have secured demand and total capital expenditures for the year are expected to be in the range of $150 million, which is lower than the $166 million invested last year. The synergies we will derive from the acquisition of Oxford will alleviate some of the capital investments we would have otherwise had to make to support the growth of our customers.

Net debt was $988.9 million as at June 30, 2012 compared with $534.3 million as at March 31, 2012. The increase of $454.6 million was mainly due to the financing of our acquisition of Oxford. Effective June 29, 2012, we amended our unsecured revolving credit facility at more favourable  interest rates and extended the maturity date from April 2015 to April 2017. The available facility amount was increased from US$450.0 million to US$550.0 million, with the additional US$100.0 million used to refinance and reduce part of the two-year banking facility put in place for the Oxford acquisition from approximately $300 million to $200 million.

CAE will pay a dividend of $0.05 per share effective September 28, 2012 to shareholders of record at the close of business on September 14, 2012.

2 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

for the three months ended June 30, 2012

1.     HIGHLIGHTS

FINANCIAL

FIRST QUARTER OF FISCAL 2013

Revenue lower compared to last quarter and higher over the first quarter of fiscal 2012

-     Consolidated revenue was $480.1 million this quarter, $26.6 million or 5% lower than last quarter and $52.2 million or 12% higher than the first quarter of fiscal 2012.

Net income attributable to equity holders of the Company lower compared to last quarter and lower compared to the first quarter of fiscal 2012

-     Net income attributable to equity holders of the Company was $21.3 million (or $0.08 per share) this quarter, compared to $53.2 million (or $0.21 per share) last quarter, representing a decrease of $31.9 million or 60%, and compared to $43.1 million (or $0.17 per share) in the first quarter of fiscal 2012, representing a decrease of $21.8 million or 51%;

-     The decrease over last quarter and the first quarter of fiscal 2012 was primarily due to $32.0 million in restructuring, integration and acquisition costs ($25.4 million after tax) recorded this quarter. Excluding such costs, net income attributable to equity holders of the Company was $46.7 million (or $0.18 per share).

Free cash flow[1] at negative $98.1 million this quarter

-     Net cash provided by operations was negative $74.0 million this quarter, compared to positive $122.1 million last quarter and negative $87.8 million in the first quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $15.9 million this quarter, $13.1 million last quarter, and $15.7 million in the first quarter of last year;

-     Cash dividends were $8.2 million this quarter, $8.4 million last quarter and $8.7 million in the first quarter of last year.

Capital employed1 increased by $463.4 million over last quarter mainly as a result of the acquisition of Oxford Aviation Academy Luxembourg S.à r.l. (OAA)

-     Non-cash working capital1 increased by $86.0 million, ending at $199.4 million;

-     Property, plant and equipment increased by $185.4 million;

-     Other long-term assets increased by $222.0 million, while other long-term liabilities increased by $30.0 million;

-     Net debt1 ended at $988.9 million this quarter compared to $534.3 million last quarter mainly due to the issuance of a senior unsecured credit facility to finance the acquisition of OAA.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 0.85x (combined civil was 0.94x, combined military was 0.72x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.11x (combined civil was 1.24x, combined military was 1.0x and New Core Markets was 1.0x);

-    Total order intake was $406.8 million, compared to $728.2 million last quarter and $450.9 million in the first quarter of fiscal 2012;

-    Total backlog1 was $3,894.5 million as at June 30, 2012.

Civil segments

-    Training & Services/Civil obtained contracts with an expected value of $132.4 million;

-    Simulation Products/Civil won $102.8 million of orders, including contracts for 7 full-flight simulators (FFSs).

Military segments

-    Simulation Products/Military won $101.4 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $44.1 million.

New Core Markets segment

-    New Core Markets order intake is valued at $26.1 million.

[1] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2013 | 3

Management’s Discussion and Analysis

OTHER

-

-     We acquired 100% of the shares of OAA on May 16, 2012, a provider of aviation training and crew sourcing services. You will find more details in Business acquisitions and Restructuring, integration and acquisition costs;

-     We signed a senior unsecured credit facility in May 2012 with a term of two years of which we have used $304.1 million to finance the acquisition of OAA. The facility bears floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. The rates were 2.7% and 1.8% respectively on June 30, 2012;

-     Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017 and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms. In July 2012, we increased our borrowings under our revolving unsecured term credit facilities by $100.0 million and used those proceeds to repay $100.0 million of the senior unsecured credit facility that was undertaken to finance the acquisition of OAA;

-     We announced restructuring measures on May 23, 2012, which are designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Under these measures, our current workforce has been reduced by approximately 300 employees worldwide. You will find more details in Restructuring, integration and acquisition costs.

2.   INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and  2013 mean  the fiscal year ending March 31, 2013;

-    Last year, prior year and  a year ago mean the fiscal year ended March 31, 2012;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of August 9, 2012, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2012. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2013. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2012, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2012. The MD&A section of our 2012 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting standards;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com  or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

4 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should  and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2012 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We are globally diversified with approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. In fiscal 2012, we had annual revenue exceeding $1.8 billion, nearly 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in more than 45 locations worldwide where we train approximately 100,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. We are now leveraging our simulation capabilities in new markets such as healthcare and mining.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, ab initio pilot training, aircraft crew sourcing and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3      Our operations

We are a global leader with an unparalleled range of capabilities to help our customers achieve greater levels of operational efficiency, safety and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio pilot training, aircraft crew sourcing, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

-    The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence, medical societies and OEMs;

-    The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CAE First Quarter Report 2013 | 5

Management’s Discussion and Analysis

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 216 FFSs and provide aviation training and services in more than 25 countries around the world, including aviation training centres, aircraft crew sourcing services, FTOs and third-party locations. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight school network in the world with 12 flight academies on five continents and a capacity for training up to 2,000 pilot cadets annually. CAE Parc Aviation is the world’s largest aviation personnel sourcing organization with over 1,200 pilots, maintenance crew and other aviation professionals currently on assignment with customers around the world.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and in recent years we have been developing simulators for the Airbus A350 XWB, AVIC
Medium-Sized Transport, Boeing 747-8, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000 and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates and upgrades, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets have been outpacing this global average growth rate, which is pertinent given our leadership position in these regions. The U.S. legacy airlines, a traditional CAE customer base, are in the process of renewing their aircraft fleets to modern, efficient aircraft. The growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs, higher OEM production rates and to the announcement of new aircraft programs.

In business aviation, aircraft orders and utilization are primarily driven by corporate profitability and by general economic conditions. U.S.‑operated aircraft utilization has to improve by approximately 15-20% in order to recover the ground lost during the last recession. The business aviation industry remains cautiously optimistic, and while some market uncertainty persists, the number of business jet flights rose 2% in 2011 compared with 2010, according to the U.S. Federal Aviation Administration  (FAA).

Major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs, which are an indication of their long-term confidence in the demand for business aircraft travel. For example, in June 2012, NetJets Inc. announced the largest private aircraft order in history, for up to 425 aircraft from Bombardier and Cessna. Globally, we continue to see a steady increase in demand for large‑cabin business jets, while demand for mid‑sized and small-cabin jets  remains stable at low levels.

In the SP/C segment, the level of market activity remains strong and we expect another year of solid order intake in fiscal 2013 with FFS unit sales in the mid-thirties.

The following secular trends continue to form the basis of our Civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs;

-    More efficient and more technologically advanced aircraft platforms;

-    Large aircraft orders;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

For the first six months of calendar 2012, passenger traffic increased by 6.5% compared to the first six months of calendar 2011, while freight-tonne-kilometres decreased by 2.1% over the same period. Over the past 20 years, air travel has grown at an average rate of 4.8% and this is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

6 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these high-growth emerging markets for several decades and are positioned as the market leader with well-established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

Commercial aircraft OEMs Boeing and Airbus continue to work through record backlog levels of approximately 8,500 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two-thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming off of OEMs’ production lines. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

More efficient and more technologically advanced aircraft platforms
More efficient and more technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft, with ATR for the new ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the new MRJ aircraft, with Airbus for the A350 XWB aircraft and with AVIC for the Medium-Sized Transport to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Airlines demand more efficient aircraft

Commercial aircraft OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. Some examples include the new Boeing 737 MAX, the Boeing 747-8 and 787, the Airbus A350 XWB and A320neo, the Mitsubishi MRJ, the COMAC ARJ21, Russia’s UAC SSJ100 and the Bombardier CSeries. The demand for these platforms is driven by better operational flexibility, reduced maintenance cost, reduced fuel costs and improved emissions and environmental footprints. Fuel cost alone now accounts for approximately one-third of an airline’s operating costs, more than double the percentage of a decade ago. Airlines are actively seeking for ways to reduce this cost and the operational risk against further fuel cost fluctuations as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies.

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Bombardier Learjet 70, 75 and 85, the Global 7000 and 8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2, Latitude and Longitude.

Large aircraft orders

US legacy airlines have been taking steps to renew their aging aircraft fleets as seen through the recent order from United/Continental Airlines and orders in the past year from American Airlines, Southwest Airlines and Delta Airlines. Low-cost carriers such as Norwegian Air Shuttle in Europe, Lion Air in Asia, and Volaris in Mexico have recently placed record fleet growth orders with Airbus and Boeing.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging ones. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into First Officers. We launched the CAE MPL course in fiscal 2010 and graduates of our MPL program are now flying. In fiscal 2012, we signed the world’s first long-term commitment to MPL by a major airline with Air Asia. Through the acquisition of OAA, we added MPL programs with Dragonair, easyJet and Flybe. If the MPL process continues to be adopted and gains momentum in emerging markets where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

CAE First Quarter Report 2013 | 7

Management’s Discussion and Analysis

MILITARY MARKET

We generate revenue across the defence market value chain by offering solutions to help maintain and enhance our customers’ efficiency, mission readiness and decision-making capabilities. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to a significant installed base of simulators and training devices; we offer training centres and turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making and we provide maintenance and in-service support solutions.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have local presence and centres of excellence in key markets including Australia, Canada, Germany, India, Singapore, the Middle-East, the U.K. and the U.S. Our defence business is highly diversified geographically with approximately one-third of our revenue generated in each of the U.S., Europe and the rest of the world, including certain emerging markets, such as Asia and the Middle East, which are increasing defence investments.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based professional services and maintenance and in-service support solutions

Our TS/M segment provides turnkey training services, training systems integration expertise and training support services to global defence forces. Examples of the training and services we offer to the military market include programs such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the C130 Tampa training centre, the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the German Army Aviation School at Buckeburg, the KC‑135 Aircrew Training System for the United States Air Force (USAF) at 13 U.S. and international bases as well as to our joint venture training centres, including Rotorsim s.r.l in Italy with AgustaWestland and Helicopter Training Private Limited (HATSOFF) in India with Hindustan Aeronautics Limited (HAL). Recently, we formed a venture with the Government of Brunei to develop the CAE Brunei Multi Purpose Training Centre Sdn Bhd (MPTC) where we will provide long-term helicopter and fixed-wing aircraft training services. We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training in over 70 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional and defence services, and offers a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

We continue to see a number of opportunities for our modeling and simulation-based solutions around the globe. Three important factors help distinguish our defence business. First, we have a unique, global position that provides balance and diversity across the world’s defence markets. Second, we have a strong, experienced position on aircraft platforms that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

In the United States and Europe, we continue to experience longer delays in procurement processes which are impacting the timing of contract awards. However, we continue to win our fair share of new business. During fiscal year 2012, we had solid order intake in the U.S. due to our strong position on platforms such as the C-130J, P-8A and MH-60R. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. However, we maintain a healthy recurring business for which we have appropriately sized our operations. While the United States and Europe address budget challenges, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. While near-term challenges exist, there are distinct examples where simulation-based training will increase over the mid to long-term time frame. Specifically, the U.S. Government Accountability Office (GAO) recently reported that the U.S. Navy plans to significantly increase the percentage of simulation-based training for its personnel by 2020, particularly in aviation. The tradition for military aviation training has been to use a balance of live and synthetic training, with live training typically predominant. While military aviation training will always maintain a balance of live and synthetic training, we are encouraged to see the U.S. Navy and others shifting more towards synthetic training.

8 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Global position

Our military business has, since its inception, been globally diversified. We are currently working from a solid backlog, which grew in fiscal 2012, and continue to see a broad pipeline of global opportunities despite known pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. These pressures have led to some program delays and reductions, which has made it more difficult to predict the timing and size of opportunities in the U.S. and Europe. Some nations, such as Germany and the U.K., are in the process of reducing their force structures. This will result in fewer personnel requiring training on the affected platforms, which may impact our future business. Yet at the same time, some emerging market countries are planning growth in defence expenditures and we are well positioned in these regions.

Platform position

We have made a conscious effort over the last several years to position the company on aircraft platforms that we believe have long program lives ahead of them. We are mainly involved in the air domain on platforms such as helicopters, transport aircraft, tankers, maritime patrol, and lead-in fighter trainer aircraft. We are well positioned to provide defence forces with simulation and training solutions on a range of these type of military platforms. These aircraft segments specifically include helicopters such as the
MH-60S/R, NH90, CH-47 and others; transports such as the C-130J and C-295; maritime patrol aircraft such as the P-8A Poseidon and P‑3C Orion; tankers such as the KC‑46 and A330 Multi-Role Tanker Transport; and lead-in fighter trainers such as the M‑346 and Hawk. Thus far, while in some markets these platforms are not completely immune to pressures, platforms involving helicopters and airlift/transport aircraft, which serve both defence and humanitarian operations, have been relatively less exposed to reductions when compared to platforms like combat aircraft (i.e. fighters). In the U.S., planned cuts have not materially impacted programs where we have a strong position, and we do not anticipate major impacts to programs such as the MH-60S/R, C-130J, P-8A, and others.

Value of simulation-based training

Industry research studies suggest that simulation-based solutions will be well placed to address some of the budget challenges facing defence operators. For example, a market research study conducted by Aerospace and Defence Media (ASD) in calendar 2012 suggests that military pilot training done in simulators will increase from an estimated 50% in 2011 to 80% by 2021. We view ourselves as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Market drivers and our position

We believe that we are uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. Demand for our products and services should be driven by the:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Growing demand for our specialized modeling and simulation-based products and services;

-    High cost of operating live assets for training, which leads to more use of simulation;

-    Current and future nature of warfare requires joint forces training and mission rehearsal.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making in part to address budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military, and the nature of the mission demands at least some live training. We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy is procuring at least 10 P-8A simulators to train aircrews for its planned fleet of 117
P-8A maritime patrol aircraft. This is a significant increase in the amount of synthetic training planned for the P-8A when compared to the P-3C it is replacing. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training.

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft and is developing the new KC-46 tanker, Airbus Military has sold and continues to market the A330 MRTT globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of both military and civil helicopters. CAE has established relationships with the OEMs on many of these platforms, as well as other OEMs and platforms, and our relationships and experience on these aircraft helps position us for resulting opportunities related to simulators and training services.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. We believe there are growth opportunities in applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei.

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Management’s Discussion and Analysis

Trend towards outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments consider a variety of outsourcing alternatives, including government-owned-contractor-operated (GOCO) and company-owned-company-operated (COCO) training facilities and service delivery. Governments are increasingly looking to industry for the delivery of training services because they can be delivered more quickly and more cost effectively while allowing active-duty personnel to focus on operational requirements. We have participated in both GOCO and COCO contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. An example of a GOCO program is CAE’s KC-135 Aircrew Training System program in the United States. Examples of a COCO training service are our MSHATF in the U.K., where we provide comprehensive training services to the RAF and third-party customers on several helicopter types, and our recently formed venture with the Government of Brunei to develop the CAE Brunei MPTC where we will provide long-term helicopter and fixed-wing aircraft training services.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. During fiscal 2012, we won a contract to perform a major upgrade to the Canadian Forces’ existing CC‑130H FMS. Our USAF KC-135 Aircrew Training System program has provided us with a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence.

High cost of operating live assets for training, which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The USAF, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is prompting a greater adoption of simulation-based training.

Current and future nature of warfare requires joint and coalition forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases.

Growing adoption of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, at our MSHATF in the United Kingdom, we provide pre-deployment training to the Royal Air Force and other allied forces prior to Afghanistan deployments. With the United States and allies in the process of reducing the number of troops deployed to support operations in Afghanistan and elsewhere, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

10 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators. The healthcare simulation market is growing rapidly with simulation centers becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound simulators combine e-learning, a mannequin and real time 3D animated display that allows students and practitioners to become familiar with diagnostic bedside ultrasound. Our simulation learning applications, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions, which maximize time available for student-learning through remote delivery of content and allows for self‑guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the operations behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and student learning.

CAE Healthcare is a leader in simulation-based technology for healthcare with over 6,000 patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees that work with a team of 50 clinical educators and a network of more than 40 distributors in 40 countries.

Market trends and outlook

The Healthcare simulation-based market is today focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and ranges from about $750 million to upward of $1 billion. Of that, approximately $150 million is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety, reduce overall training cost, and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 793,000 physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators;

-    Increased adoption of minimally-invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

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Management’s Discussion and Analysis

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods), it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services. Experts have demonstrated that the use of medical simulation improves patient outcomes and reduces error rates, which help mitigate the rate of increase in the overall cost of healthcare.

Service provider shortages

Shortages of primary care or family medicine physicians and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. According to the U.S. Department of Health and Human Services, "the U.S. will require 1.2 million new Registered Nurses (RNs) by 2014 to meet the nursing needs of the country, 500,000 to replace those leaving practice and an additional 700,000 new RNs to meet growing demands for nursing services". The World Health Organization also reported that there were 57 countries with critical shortages equivalent to a global deficit of 2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators, developed and launched in fiscal 2012, leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Industry skills shortages due to rapid expansion in new mines;

-    Health and safety priority;

-    Greater need for operational efficiency to optimize yields from currently operating mines;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Increased activity in exploration and mining due to continued strong demand for commodities.

12 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Industry skills shortages due to rapid expansion in new mines

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained. BHP Billiton estimates the resources industry in Australia alone will need more than 150,000 extra workers across a variety of disciplines over the next five years. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Greater need for operational efficiency to optimize yields from currently operating mines

In the last 30 years the average grade of ore bodies in some mining regions of the world has halved, while the waste removed to access the minerals has more than doubled. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput.

Declining grades and higher energy consumption resulting in increased cost of extraction

Average grades have been trending lower while energy consumption has been on the rise, leading to a significant change in the cost base of the industry. Large mining organizations are requiring multi-disciplinary expertise to help address complex industry-wide challenges. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Increased activity in exploration and mining due to continued strong demand for commodities

Commodity prices are driven by supply and demand. While commodity prices are off their peaks, they remain at historically high prices and demand remains strong. Increased consumerism and urbanization in emerging markets are fueling growth in demand for raw materials, particularly for bulk materials such as iron ore and coal, although economic conditions in the U.S. and Europe are dampening growth in mature markets.

The world’s 40 largest miners have collectively announced the investment of more than US$300 billion for capital programs. Investment in new supply is increasingly focused on deposits in more remote territories or those requiring more complex development. Much of the exploration activity is being performed by junior miners who are investing in drilling programs to determine mineral resources and ore reserves.

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2012	2012	(decrease)
U.S. dollar (US$ or USD)	1.02	1.00	2%
Euro (€)	1.29	1.33	(3%)
British pound (£ or GBP)	1.60	1.60	-

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Management’s Discussion and Analysis

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31	Increase /	June 30	Increase /
	2012	2012	(decrease)	2011	(decrease)
U.S. dollar (US$ or USD)	1.01	1.00	1%	0.97	4%
Euro (€)	1.30	1.31	(1%)	1.39	(6%)
British pound (£ or GBP)	1.60	1.57	2%	1.58	1%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $0.7 million and an increase in net income of $1.7 million, when compared to the first quarter of fiscal 2012.

14 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Adjusted net debt

Adjusted net debt is a non-GAAP measure we use to monitor how much net debt we have without taking into account additional obligations under finance leases. We monitor this indicator and believe that readers of our MD&A use it in assessing our performance with our peers. We calculate it by taking our total long-term debt, including the current portion of long-term debt and subtracting cash and cash equivalents and obligations under finance leases.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

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Management’s Discussion and Analysis

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

16 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and restructuring, integration and acquisition costs.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes the net finance expense, income taxes, discontinued operations and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

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Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS [2]

6.1      Results of our operations – first quarter of fiscal 2013

(amounts in millions, except per share amounts)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$480.1	506.7	453.1	433.5	427.9
Cost of sales		$321.0	336.6	300.2	296.0	288.3
Gross profit[2]		$159.1	170.1	152.9	137.5	139.6
As of % of revenue	%	33.1	33.6	33.7	31.7	32.6
Research and development expenses[2]		$14.0	15.2	16.5	15.9	15.2
Selling, general and administrative expenses		$68.4	71.8	62.5	59.8	62.3
Other gains - net		$(0.1)	(5.6)	(3.6)	(2.1)	(9.9)
Restructuring, integration and acquisition costs		$32.0	-	-	-	-
Operating profit[2]		$44.8	88.7	77.5	63.9	72.0
As of % of revenue	%	9.3	17.5	17.1	14.7	16.8
Finance income		$(1.5)	(1.5)	(1.6)	(2.3)	(1.2)
Finance expense		$18.4	18.1	17.8	17.2	16.1
Finance expense - net		$16.9	16.6	16.2	14.9	14.9
Earnings before income taxes		$27.9	72.1	61.3	49.0	57.1
Income tax expense		$6.2	18.4	15.2	10.3	13.6
As a % of earnings before income taxes (tax rate)%		22	26	25	21	24
Net income		$21.7	53.7	46.1	38.7	43.5
Attributable to:
Equity holders of the Company		$21.3	53.2	45.6	38.4	43.1
Non-controlling interests		$0.4	0.5	0.5	0.3	0.4
		$21.7	53.7	46.1	38.7	43.5
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.08	0.21	0.18	0.15	0.17

Revenue was 5% lower than last quarter and 12% higher than the first quarter of fiscal 2012

Revenue was $26.6 million lower than last quarter mainly because:

-     SP/M’s revenue decreased by $60.2 million, or 31%, mainly due to lower revenue on programs executed in North America, including a C-130 simulator that was partially manufactured and for which we signed a contract last quarter and programs that were close to completion last quarter, as well as lower revenue recognized on European and Australian programs;

-     TS/M’s revenue decreased by $4.1 million, or 6%, mainly due to lower revenue from our Professional Services business in North America and European maintenance services and training programs. The decrease was partially offset by a new European in-service support contract;

-     SP/C’s revenue decreased by $2.8 million, or 3%, mainly due to timing of production milestones including OEM delays in the development of new aircraft programs;

-     TS/C’s revenue increased by $38.6 million, or 29%, mainly due to the integration into our results of OAA acquired this quarter, as well as higher revenue generated in the emerging markets;

-     NCM’s revenue increased by $1.9 million, or 8%, due to increased sales in both our CAE Healthcare and CAE Mining operations.

[2] Non-GAAP and other financial measures (see Section 5).

18 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Revenue was $52.2 million higher than the first quarter of fiscal 2012 largely because:

-     TS/C’s revenue increased by $46.9 million, or 38%, mainly due to the integration into our results of OAA acquired this quarter, higher revenue generated in all regions as well as the positive effect of a stronger U.S. dollar against the Canadian dollar. The increase was partially offset by a weaker Euro against the Canadian dollar;

-     NCM’s revenue increased by $14.7 million, or 129% due to higher revenue from CAE Healthcare resulting primarily from the integration of Medical Educational Technologies, Inc. (METI), acquired in August 2011, as well as increased sales in our CAE Mining operations;

-     SP/M’s revenue increased by $0.2 million, stable compared to the first quarter of fiscal 2012. Increased revenue on North American and Australian programs was offset by lower activity in Europe and the completion of a NMSC contract in Brunei early in fiscal 2012;

-     SP/C’s revenue decreased by $5.8 million, or 7%, mainly due to lower revenue recorded in the quarter for sales of simulators partially manufactured offset by higher production levels resulting from an increase in order intake;

-     TS/M’s revenue decreased by $3.8 million, or 5%, mainly due to lower activity from our Professional Services business in the U.S. and lower revenue from European programs and a Canadian in-service support program. The decrease was partially offset by a higher level of activity on our training programs, higher revenue on Australian programs and a new European in-service support contract.

You will find more details in Results by segment.

Operating profit was $43.9 million lower than last quarter and $27.2 million lower compared to the first quarter of fiscal 2012

Operating profit for this quarter was $44.8 million, or 9.3% of revenue, compared to $88.7 million, or 17.5% of revenue last quarter and $72.0 million or 16.8% of revenue in the first quarter of fiscal 2012. Operating profit was lower than last quarter and the first quarter of fiscal 2012 mainly as a result of the restructuring, integration and acquisition costs of $32.0 million recorded this quarter.

Segment operating income3 decreased by $11.9 million, or 13% compared to last quarter. Decreases in segment operating income of $15.1 million for SP/M and $2.1 million for TS/M were partially offset by increases of $3.0 million, $1.9 million and $0.4 million for TS/C, NCM and SP/C respectively.

Segment operating income increased by $4.8 million, or 7% over the first quarter of fiscal 2012. Increases in segment operating income of $4.7 million, $3.3 million and $0.7 million for SP/C, NCM and SP/M respectively, were partially offset by decreases of
$2.2 million for TS/C and $1.7 million for TS/M.[3]

You will find more details in Restructuring, integration and acquisition costs and  Results by segment.

Net finance expense was $0.3 million higher than last quarter and $2.0 million higher compared to the first quarter of fiscal 2012

The net finance expense was higher than last quarter, mainly due to the issuance of a senior unsecured credit facility to finance the acquisition of OAA as well as additional finance lease obligations undertaken as a result of the acquisition.

Net finance expense was $2.0 million higher compared to the first quarter of fiscal 2012. The increase was mainly due to higher interest expense resulting from the private placement of senior notes issued in August 2011 to finance the acquisition of METI and increased debt related to the acquisition of OAA partially offset by a lower interest expense on royalty obligations.

Effective income tax rate was 22% this quarter

Income taxes this quarter were $6.2 million, representing an effective tax rate of 22%, compared to 26% last quarter and 24% for the first quarter of fiscal 2012.

The decrease in the effective tax rate this quarter was mainly attributable to a change in the mix of income from various jurisdictions, accentuated by our restructuring measures in Europe.

3 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2013 | 19

Management’s Discussion and Analysis

6.2      Restructuring, integration and acquisition costs

On May 23, 2012, we announced restructuring measures which are designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Under these measures, our current workforce is being reduced by approximately
300 employees worldwide. To date, restructuring costs of $21.2 million consisting primarily of severances and other related costs, including the associated employee benefits obligation expense, were included in net income of the first quarter of fiscal 2013.

In May 2012, we acquired 100% of the shares of OAA, a provider of aviation training and crew sourcing services. To date, costs of $10.8 million for restructuring, integration and acquisition activities were included in net income of the first quarter of fiscal 2013. Restructuring costs consist mainly of severances and other related costs, including the associated employee benefits obligation expense. Integration costs represent incremental costs directly related to the integration of OAA in our ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities. Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

You can find more details about Restructuring, integration and acquisition costs in Note 11 to the consolidated interim financial statements.

6.3      Consolidated orders and backlog

Our consolidated backlog was $3,894.5 million at the end of this quarter. New orders of $406.8 million were added this quarter, partially offset by $480.1 million in revenue generated from the backlog and adjustments of $243.6 million.

Backlog up 5% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2012
Backlog, beginning of period	$3,724.2
+ orders	406.8
- revenue	(480.1)
+ / - adjustments	243.6
Backlog, end of period	$3,894.5

The adjustment of $243.6 million was mainly due to $254.0 million worth of backlog added as a result of the acquisition of OAA offset by a reduction of an existing order of Level B simulators originating in 2006 in our SP/C segment.

The book-to-sales ratio for the quarter was 0.85x. The ratio for the last 12 months was 1.11x.

You will find more details in Results by segment.

20 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

[4]

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Civil segments
Training & Services/Civil		$33.3	30.3	28.8	27.6	35.5
	%	19.5	22.9	23.4	23.2	28.6
Simulation Products/Civil		$14.4	14.0	13.2	14.7	9.7
	%	17.9	16.8	16.4	15.9	11.3
Military segments
Simulation Products/Military		$19.5	34.6	26.9	20.9	18.8
	%	14.4	17.7	17.7	15.4	13.9
Training & Services/Military		$8.9	11.0	10.0	9.3	10.6
	%	13.2	15.4	14.3	14.2	14.9
New Core Markets		$0.7	(1.2)	(1.4)	(8.6)	(2.6)
	%	2.7	-	-	-	-
Total segment operating income (SOI)		$76.8	88.7	77.5	63.9	72.0
Restructuring, integration and acquisition costs		$(32.0)	-	-	-	-
Operating profit		$44.8	88.7	77.5	63.9	72.0

Capital employed4

4 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2013 | 21

Management’s Discussion and Analysis

(amounts in millions)	Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Civil segments
Training & Services/Civil	$1,535.3	1,173.0	1,150.8	1,149.7	1,083.8
Simulation Products/Civil	$53.7	39.1	65.4	62.9	83.4
Military segments
Simulation Products/Military	$336.6	270.4	266.7	262.5	282.7
Training & Services/Military	$197.1	181.2	199.0	190.7	205.2
New Core Markets	$181.9	179.3	174.5	181.9	44.6
	$2,304.6	1,843.0	1,856.4	1,847.7	1,699.7

22 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

7.1      Civil segments

FIRST QUARTER OF FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

-     We acquired OAA, including Parc Aviation, strengthening our global leadership position and extending our offering with a complete end-to-end solution. The acquisition added seven training centres, 40 FFSs, four flight school locations, and a crew sourcing portfolio of more than 1,200 aviation personnel on assignment;

-     We opened a new commercial aviation training centre in Barcelona, Spain, initially offering Airbus A320 pilot and cabin crew training, with Vueling Airlines as the anchor customer;

-     We announced the opening of a new training centre in Fall 2012 in Seoul, Korea, that will initially offer Boeing 737-800 pilot training;

-     We announced that we are building a second pilot and aviation maintenance technician training centre in São  Paulo, Brazil near the Congonhas downtown airport and TAM Airlines headquarters;

-     We announced that we will offer Airbus A330 training in Johannesburg, South Africa, CAE’s first commercial aircraft training location in Africa, with South African Airways as the anchor customer;

-     We installed a new CAE-owned Airbus A320 FFS at the Airbus Training Centre in Miami, U.S., part of the Airbus-CAE Training Services Cooperation;

-     We announced a new business aviation location in Shanghai, China, to deliver Gulfstream G450 and G550 pilot training by Fall 2012;

-     We announced an expansion of our Authorized Training Provider (ATP) agreement with Bombardier, adding the Learjet 31 and Learjet 60 aircraft to the ATP and deploying the Learjet 31 and Learjet 60 FFSs at CAE’s training facility in Dallas, U.S.;

-     We announced that we are delivering maintenance technician training in Little Rock, U.S., with convenient access to the Dassault Falcon Completion Centre, offering training on various Dassault Falcon and Hawker Beechcraft aircraft types, as well as selected Honeywell products;

-     We announced that CAE is the first independent training provider to be qualified as a Civil Aviation Administration of China (CAAC) approved training organization for Dassault Falcon maintenance training;

-     We selected Asia Pacific Flight Training to support the first and second phases of the CAE Multi-crew Pilot License (MPL) competency-based training program for AirAsia;

-     We introduced the next-generation CAE SimfinityTM integrated procedures trainer (IPT) with an enhanced virtual cockpit.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$251.2	215.4	203.7	211.7	210.1
Segment operating income		$47.7	44.3	42.0	42.3	45.2
Operating margins	%	19.0	20.6	20.6	20.0	21.5
Backlog		$1,761.9	1,535.0	1,469.3	1,466.0	1,311.6

The combined civil book-to-sales ratio was 0.94x for the quarter and 1.24x on a trailing 12-month basis.

CAE First Quarter Report 2013 | 23

Management’s Discussion and Analysis

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $132.4  million, including:

-     A long-term training services agreement with Cebu Pacific Air (Cebu) to train Airbus A320 pilots at the new Philippine Academy for Aviation Training, a joint venture of CAE and Cebu;

-     A long-term training services agreement extension with SilkAir to train Airbus A320 pilots in Singapore;

-     An agreement with Heliservicio Campeche, a leading helicopter operator serving Mexico’s offshore oil and gas industry, for
Bell 412 pilot training at the new CAE Mexico training centre in Toluca, Mexico and Sikorsky S-76 pilot training at the CAE North East Training Center in Morristown, U.S.;

-     An agreement with Southern Service Flight Company to train AS332L2 helicopter pilots at CAE training locations in Aberdeen, U.K. and Stavanger, Norway;

-     An agreement with Masterjet to train pilots exclusively at Emirates-CAE Flight Training in Dubai, UAE as well as CAE training centres near London, U.K., in Morristown and Dallas, U.S.;

-     An agreement with Avcon Jet to train pilots across a diverse fleet of Bombardier, Dassault, Gulfstream and Hawker Beechcraft aircraft types;

-     An agreement with Dasnair to train Dassault Falcon pilots at Emirates-CAE Flight Training in Dubai, UAE and CAE’s business aviation training centre near London, U.K.;

-     An agreement with Flying Group to train pilots for their fleet of Cessna, Dassault and Gulfstream aircraft types at CAE training centres in the Middle East, Europe and North America;

-     A contract extension with KLM Flight Academy to train ab initio cadets at the CAE Oxford Aviation Academy in Phoenix, U.S.

24 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins, RSEU and FFSs deployed)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$170.9	132.3	123.0	119.1	124.0
Segment operating income		$33.3	30.3	28.8	27.6	35.5
Operating margins	%	19.5	22.9	23.4	23.2	28.6
Depreciation and amortization		$23.7	20.7	21.0	20.0	19.6
Property, plant and equipment expenditures		$39.7	37.2	37.6	39.0	23.3
Intangible assets and other assets expenditures		$2.5	2.8	2.3	2.4	1.9
Capital employed		$1,535.3	1,173.0	1,150.8	1,149.7	1,083.8
Backlog		$1,400.0	1,183.4	1,102.8	1,125.4	970.5
RSEU[5]		164	142	140	139	137
FFSs deployed		216	171	170	165	160

Revenue up 29% over last quarter and up 38% over the first quarter of fiscal 2012 [5]

The increase over last quarter was mainly attributable to the integration into our results of OAA acquired this quarter, as well as higher revenue generated in the emerging markets.

The increase over the first quarter of fiscal 2012 was mainly due to the integration into our results of OAA acquired this quarter, higher revenue generated in all regions as well as the positive effect of a stronger U.S. dollar against the Canadian dollar. The increase was partially offset by a weaker Euro against the Canadian dollar.

Segment operating income up 10% over last quarter and down 6% from the first quarter of fiscal 2012

Segment operating income was $33.3 million (19.5% of revenue) this quarter, compared to $30.3 million (22.9% of revenue) last quarter and $35.5 million (28.6% of revenue) in the first quarter of fiscal 2012.

Segment operating income increased by $3.0 million, or 10%, over last quarter. The increase was mainly attributable to higher segment operating income generated in Europe and the emerging markets as well as the integration into our results of OAA acquired this quarter.

Segment operating income decreased by $2.2 million, or 6%, from the first quarter of fiscal 2012. The decrease was mainly due to gains from strategic expansion initiatives recognized last year. The decrease was partially offset by higher segment operating income generated in North and South America and the emerging markets as well as the integration into our results of OAA acquired this quarter.

Property, plant and equipment expenditures at $39.7 million this quarter

Maintenance capital expenditures were $7.2 million for the quarter and growth capital expenditures were $32.5 million. As the civil aviation market trends and outlook point to prolonged global growth, we continue to selectively invest in our training network where we have secured demand.

Capital employed increased by $362.3 million over last quarter

The increase in capital employed was mainly due to an increase in intangible assets, property, plant and equipment and accounts receivable partially offset by an increase in accounts payable and accrued liabilities. This increase is primarily due to the integration into our results of OAA acquired this quarter.

Backlog was at $1,400.0 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2012
Backlog, beginning of period	$1,183.4
+ orders	132.4
- revenue	(170.9)
+ / - adjustments	255.1
Backlog, end of period	$1,400.0

Adjustments in the quarter was mainly due to $254.0 million worth of backlog added as a result of the acquisition of OAA.

This quarter's book-to-sales ratio was 0.77x. The ratio for the last 12 months was 1.31x.

5 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2013 | 25

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 7 FFSs this quarter:

-     One FFS for the new AVIC Medium-Sized Transport aircraft to the Aviation Industry Corporation of China;

-     One Airbus A320 FFS to Zhuhai Flight Training Centre, a joint venture of China Southern Airlines and CAE;

-     One Boeing 737NG FFS to Kunming Aviation Safety Training Centre;

-     One Airbus A330 FFS to Singapore Airlines;

-     One Airbus A330 FFS to Aeroflot;

-     One Boeing 787 FFS to Air Canada;

-     One Embraer ERJ 190/195 FFS to an undisclosed European customer.

During the quarter, the segment also received a reduction of an existing order of Level B simulators originating in 2006.

Financial Results
(amounts in millions, except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$80.3	83.1	80.7	92.6	86.1
Segment operating income		$14.4	14.0	13.2	14.7	9.7
Operating margins	%	17.9	16.8	16.4	15.9	11.3
Depreciation and amortization		$1.5	2.1	1.7	1.8	1.8
Property, plant and equipment expenditures		$2.7	2.3	1.3	1.1	1.1
Intangible assets and other assets expenditures		$5.0	5.2	4.5	5.7	3.9
Capital employed		$53.7	39.1	65.4	62.9	83.4
Backlog		$361.9	351.6	366.5	340.6	341.1

Revenue down 3% from last quarter and down 7% from the first quarter of fiscal 2012

The decrease from last quarter was mainly due to timing of production milestones including OEM delays in the development of new aircraft programs.

The decrease from the first quarter of fiscal 2012 was mainly due to lower revenue recorded in the quarter for sales of simulators partially manufactured offset by higher production levels resulting from an increase in order intake.

Segment operating income up 3% over last quarter and up 48% over the first quarter of fiscal 2012

Segment operating income was $14.4 million (17.9% of revenue) this quarter, compared to $14.0 million (16.8% of revenue) last quarter and $9.7 million (11.3% of revenue) in the first quarter of fiscal 2012.

The increase over last quarter was mainly due to lower selling, general and administrative expenses offset by lower revenue recorded in the quarter.

The increase over the first quarter of fiscal 2012 was mainly due to an improvement in product margins partially offset by lower revenue and higher spending on R&D programs net of funding from R&D cost-sharing programs and investment tax credits.

Capital employed increased by $14.6 million over last quarter

Capital employed increased over last quarter mainly due to a reduction in accounts payable and accrued liabilities and an increase in inventories, partially offset by an increase in contracts in progress liabilities.

Backlog up 3% compared to last quarter
Three months ended
(amounts in millions)	June 30, 2012
Backlog, beginning of period	$351.6
+ orders	102.8
- revenue	(80.3)
+ / - adjustments	(12.2)
Backlog, end of period	$361.9

Adjustments in the quarter consist primarily of a reduction of an existing order of Level B simulators originating in 2006, partially offset by a favourable foreign exchange impact.

This quarter's book-to-sales ratio was 1.28x. The ratio for the last 12 months was 1.12x.

26 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

7.2      Military segments

FIRST QUARTER OF FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

-     We signed an agreement to collaborate with the National Defence University of Malaysia and Armour Sentral to develop simulation-based training solutions for the land systems market in Malaysia and the surrounding Asia region;

-     We started training Royal Navy aircrews at our Medium Support Helicopter Aircrew Training Facility (MSHATF) at RAF Benson in the U.K. Royal Navy aircrews are beginning to convert from the Sea King Mk4 to the AW101 Merlin Mk3 aircraft and will conduct their ground school and synthetic training at CAE’s MSHATF over the next year;

-     We successfully completed a series of flights of the Miskam unmanned aerial system (UAS) in Alma, Canada and continue to make progress with the research and development program.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$202.8	267.1	222.3	201.5	206.4
Segment operating income		$28.4	45.6	36.9	30.2	29.4
Operating margins	%	14.0	17.1	16.6	15.0	14.2
Backlog		$2,132.6	2,189.2	2,045.6	2,182.2	2,151.6

The combined military book-to-sales ratio was 0.72x for the quarter and 1.00x on a trailing 12-month basis. [6]

The combined military unfunded backlog6 was $255.4 million at June 30, 2012.

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $101.4 million in orders this quarter, including:

-     An order from the U.S. Air Force to perform upgrades on a C-5 weapon systems trainer as part of the C-5 Reliability Enhancement and Re-Engining Program (RERP);

6 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2013 | 27

Management’s Discussion and Analysis

-     An order from a major OEM to provide a suite of fixed wing Advanced Jet Trainer (AJT) aircraft simulators and training devices as part of an overall solution to meet the future aircrew training requirements of an undisclosed customer;

-     A contract to perform upgrades on MH-60S and MH-60R avionics maintenance trainers for the United States Navy.

Financial results
(amounts in millions, except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$135.4	195.6	152.4	136.0	135.2
Segment operating income		$19.5	34.6	26.9	20.9	18.8
Operating margins	%	14.4	17.7	17.7	15.4	13.9
Depreciation and amortization		$3.1	3.3	3.1	2.9	2.7
Property, plant and equipment expenditures		$1.9	2.4	2.6	3.0	2.8
Intangible assets and other assets expenditures		$6.0	5.8	5.4	4.3	3.5
Capital employed		$336.6	270.4	266.7	262.5	282.7
Backlog		$755.6	786.0	812.7	907.4	897.8

28 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Revenue down 31% from last quarter and stable compared to the first quarter of fiscal 2012

The decrease from last quarter was mainly due to lower revenue on programs executed in North America, including a C-130 simulator that was partially manufactured and for which we signed a contract last quarter and programs that were close to completion last quarter, as well as lower revenue recognized on European and Australian programs.

Revenue was stable compared to the first quarter of fiscal 2012. Increased revenue on North American and Australian programs was offset by lower activity in Europe and the completion of a NMSC contract in Brunei early in fiscal 2012.

Segment operating income down 44% from last quarter and up 4% over the first quarter of fiscal 2012

Segment operating income was $19.5 million (14.4% of revenue) this quarter, compared to $34.6 million (17.7% of revenue) last quarter and $18.8 million (13.9% of revenue) in the first quarter of fiscal 2012.

The decrease from last quarter was primarily due to lower revenue, as mentioned above, and lower operating margins on programs executed in Europe. The decrease was partially offset by lower selling, general and administrative expenses.

The increase over the first quarter of fiscal 2012 was primarily due to higher volume on programs executed in North America and lower research and development expenses. The increase was partially offset by lower volume and lower operating margins on programs executed in Europe.

Capital employed increased by $66.2 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and an increase in contracts in progress assets.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2012
Backlog, beginning of period	$786.0
+ orders	101.4
- revenue	(135.4)
+ / - adjustments (mainly F/X)	3.6
Backlog, end of period	$755.6

This quarter's book-to-sales ratio was 0.75x. The ratio for the last 12 months was 0.78x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $44.1 million in orders this quarter including:

-     A contract from L-3 Communications MAS to continue providing a range of in-service support solutions, such as avionics software upgrades and integrated logistics support, for the Canadian Forces CF-18 aircraft;

-     A contract from the Australian Defence Force to continue providing training support services for the Royal Australian Air Force (RAAF) C-130H and C-130J training systems at RAAF Base Richmond;

-     An order from Eurofighter Simulation Systems to provide in-service support for the CAE Medallion visual systems used on the Spanish Air Force’s Eurofighter training devices.

Financial results
(amounts in millions, except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$67.4	71.5	69.9	65.5	71.2
Segment operating income		$8.9	11.0	10.0	9.3	10.6
Operating margins	%	13.2	15.4	14.3	14.2	14.9
Depreciation and amortization		$4.5	5.2	5.0	4.0	3.9
Property, plant and equipment expenditures		$1.3	1.5	2.1	2.6	3.0
Intangible assets and other assets expenditures		$0.8	1.1	0.1	0.3	0.2
Capital employed		$197.1	181.2	199.0	190.7	205.2
Backlog		$1,377.0	1,403.2	1,232.9	1,274.8	1,253.8

CAE First Quarter Report 2013 | 29

Management’s Discussion and Analysis

Revenue down 6% from last quarter and down 5% from the first quarter of fiscal 2012

The decrease from last quarter was mainly due to lower revenue from our Professional Services business in North America and European maintenance services and training programs. The decrease was partially offset by a new European in-service support contract.

The decrease from the first quarter of fiscal 2012 was mainly due to lower activity from our Professional Services business in the U.S. and lower revenue from European programs and a Canadian in-service support program. The decrease was partially offset by a higher level of activity on our training programs, higher revenue on Australian programs and a new European in-service support contract.

Segment operating income down 19% from last quarter and down 16% from the first quarter of fiscal 2012

Segment operating income was $8.9 million (13.2% of revenue) this quarter, compared to $11.0 million (15.4% of revenue) last quarter and $10.6 million (14.9% of revenue) in the first quarter of fiscal 2012.

The decrease from last quarter was mainly due to lower operating margins resulting from an unfavourable program mix on our training programs, lower volume in Europe, an unfavourable foreign exchange impact on long-term non-recourse debt in our Indian operations and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by a new European in-service support contract.

The decrease from the first quarter of fiscal 2012 was mainly due to a lower dividend received from a U.K.-based TS/M investment, a lower margin on a training and services program in the U.S., an unfavourable foreign exchange impact on long-term non-recourse debt in our Indian operations and lower volume on in-service support for a Canadian program. The decrease was partially offset by higher volume on Australian programs and a new European in-service support contract executed in North America.

Capital employed increased by $15.9 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities partially offset by a favourable foreign exchange impact on property plant and equipment.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2012
Backlog, beginning of period	$1,403.2
+ orders	44.1
- revenue	(67.4)
+ / - adjustments (mainly F/X)	(2.9)
Backlog, end of period	$1,377.0

This quarter's book-to-sales ratio was 0.65x. The ratio for the last 12 months was 1.5x.

7.3      New Core Markets

FIRST QUARTER OF FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

-     We hosted our annual nursing simulation user conference in Leeds, U.K. with over 200 nurse educators, clinicians and students from Europe;

-     We jointly announced with Elsevier the new Simulation Learning System (SLS) for nursing education;

-     Our CAE VIDEMIX ultrasound simulator was evaluated in a study published in the April issue of Heart, Lung and Circulation for its use to teach transthoracic and transesophageal echocardiography and reported ease of use, realism and accelerated learning time to perform these procedures;

-     We launched an updated Program for Nursing Curriculum Integration at the International Nursing Association for Clinical Simulation and Learning in San Antonio, U.S.;

-     We sold the first CAE VIMEDIX ultrasound simulator systems in Sweden, Finland, Morocco, Argentina and Brazil;

30 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

-     We conducted training with CAE Caesar and METIman at a Tactical Combat Casualty Care Symposium and training hosted by the German Bundeswehr Special Operations Training Center in cooperation with the German Society for Military Medicine and Pharmacy.

CAE Mining expansions and new initiatives included the following:

-     We released a new software application for controlling ore and waste allocation in open pit mines;

-     We released a major upgrade to our Sirovision 3D photogrammetry system including integrated hardware for underground photography.

CAE First Quarter Report 2013 | 31

Management’s Discussion and Analysis

ORDERS

Major CAE Healthcare sales this quarter included:

-     A sale to the Madigan Army Medical Center in Tacoma, U.S. of six surgical simulators;

-     A sale to the Universidad Nacional Autónoma de México in Mexico City, Mexico of three surgical simulators, three patient simulators and a simulation center management system;

-     A sale to Northeast Georgia Health System, Inc. in Gainesville, U.S. of a patient simulator, center management equipment and courseware;

-     A sale to Anderson University in Anderson, U.S. of two patient simulators and a center management system;

-     A sale to Lakenheath Air Force Base in Suffolk, U.K. of a surgical simulator, ultrasound simulator, patient simulator and courseware;

-     A sale to the University of Maribor in Maribor, Slovenia of two patient simulators, courseware, a moulage kit and center management equipment;

-     A sale to the Medical University of Silesia in Katowice, Poland of a patient simulator, moulage kit and center management equipment;

-     A sale to the University of Massachusetts Medical School in Worcester, U.S. of a center management system;

-     A sale to the Bin Rashid Al Maktoum Academic Medical Center in Dubai, UAE of two patient simulators;

-     A sale to the Okayama University Medical School in Okayama, Japan of two surgical simulators.

Major CAE Mining sales this quarter included:

-     Sales to Vale S.A.’s Canadian and New Caledonian operations for software applications and technical services;

-    A sale to an undisclosed customer in Canada of geological data management systems;

-     A sale to Polymetal International PLC’s Russian operations of resource evaluation and mine planning systems;

-     A sale to Khamkeut-Saen Oudom Gold Mine Co., Limited (KSO) in Lao of resource evaluation and open pit optimisation systems;

-    A sale to Somincor S.A. in Portugal of resource evaluation and mine planning systems.

Financial results
(amounts in millions)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$26.1	24.2	27.1	20.3	11.4
Segment operating income (loss)		$0.7	(1.2)	(1.4)	(8.6)	(2.6)
Operating margins	%	2.7	-	-	-	-
Depreciation and amortization		$2.4	2.2	2.4	1.6	0.8
Property, plant and equipment expenditures		$0.9	1.0	0.5	1.0	0.3
Intangible assets and other assets expenditures		$2.6	2.7	(2.5)	2.9	2.6
Capital employed		$181.9	179.3	174.5	181.9	44.6

Revenue up 8% over last quarter and up 129% over the first quarter of fiscal 2012

The increase over last quarter was due to increased sales in both our CAE Healthcare and CAE Mining operations.

The increase over the first quarter of fiscal 2012 was due to higher revenue from CAE Healthcare resulting primarily from the integration of METI, acquired in August 2011, as well as increased sales in our CAE Mining operations.

Segment operating income up over last quarter and up over the first quarter of fiscal 2012

Segment operating income was $0.7 million this quarter, compared to segment operating losses of $1.2 million last quarter and
$2.6 million in the first quarter of fiscal 2012.

The increase over last quarter was due to increased revenue, as mentioned above, and an improvement in operating margins in CAE Mining and CAE Healthcare operations. The increase was partially offset by a net benefit of $1.7 million from the reversal of provisions for contingent consideration of past acquisitions recorded last quarter in CAE Healthcare.

The increase over the first quarter of fiscal 2012 was due to the integration of METI, increased revenue and an improvement in operating margins in CAE Healthcare and CAE Mining operations.

Capital employed increased by $2.6 million over last quarter

The increase over last quarter was mainly due to an increase in intangible assets related mainly to investments in deferred development costs and to movements in foreign exchange rates.

32 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[7]

8.1    Consolidated cash movements

(amounts in millions)	Q1-2013	Q4-2012	Q1-2012
Cash provided by operating activities*	$46.2	$97.8	$72.2
Changes in non-cash working capital	(120.2)	24.3	(160.0)
Net cash (used in) provided by operating activities	$(74.0)	$122.1	$(87.8)
Maintenance capital expenditures[7]	(12.2)	(8.3)	(10.9)
Other assets	(3.7)	(4.8)	(4.8)
Proceeds from the disposal of property, plant and equipment	-	6.1	23.7
Dividends paid	(8.2)	(8.4)	(8.7)
Free cash flow [7]	$(98.1)	$106.7	$(88.5)
Growth capital expenditures [7]	(34.3)	(36.1)	(19.6)
Capitalized development costs	(12.4)	(12.8)	(7.3)
Other cash movements, net	0.1	2.6	0.1
Business combinations, net of cash and cash equivalents acquired	(264.4)	0.1	-
Joint ventures, net of cash and cash equivalents acquired	-	-	(24.9)
Effect of foreign exchange rate changes on cash and cash equivalents	-	-	0.2
Net (decrease) increase in cash before proceeds and repayment
of long-term debt	$(409.1)	$60.5	$(140.0)
* before changes in non-cash working capital

Free cash flow of negative $98.1 million this quarter

The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and lower cash provided by operating activities mainly as a result of the restructuring, integration and acquisition costs. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, are mainly due to a decrease in our accounts payable and accrued liabilities and an increase in the net position of our contracts in progress and in accounts receivable.

The decrease from the first quarter of fiscal 2012 was mainly attributable to lower cash provided by operating activities mainly as a result of the restructuring, integration and acquisition costs and lower proceeds from the disposal of property, plant and equipment. The decrease was partially offset by favourable changes in non-cash working capital.

Capital expenditures of $46.5 million this quarter

Growth capital expenditures were $34.3 million this quarter. We continue to selectively invest in our training network where we have secured demand to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $12.2 million this quarter.

7 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2013 | 33

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION[8]

9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2012	2012
Use of capital:
Current assets	$1,252.1	$1,148.1
Less: cash and cash equivalents	(259.3)	(287.3)
Current liabilities	(1,032.0)	(883.4)
Less: current portion of long-term debt	238.6	136.0
Non-cash working capital[8]	$199.4	$113.4
Property, plant and equipment	1,479.1	1,293.7
Other long-term assets	963.9	741.9
Other long-term liabilities	(602.5)	(572.5)
Total capital employed	$2,039.9	$1,576.5
Source of capital:
Current portion of long-term debt	$238.6	$136.0
Long-term debt	1,009.6	685.6
Less: cash and cash equivalents	(259.3)	(287.3)
Net debt[8]	$988.9	$534.3
Equity attributable to equity holders of the Company	1,029.4	1,021.9
Non-controlling interests	21.6	20.3
Source of capital	$2,039.9	$1,576.5

Capital employed increased $463.4 million over last quarter

The increase was mainly the result of increases in other long-term assets and property plant and equipment resulting primarily from the acquisition of OAA during the quarter.

Our return on capital employed8 (ROCE) was 12.5% this quarter compared to 15.5% for the first quarter of last year mainly as a result of higher capital employed from the acquisition of METI and OAA which are in the process of being integrated.

Non-cash working capital increased $86.0 million over last quarter

The increase was mainly due to an increase in accounts receivable and higher contracts in progress assets partially offset by an increase in provisions resulting primarily from the restructuring costs recorded in the quarter.

Net property, plant and equipment up 185.4 million from last quarter

The increase was mainly due to the acquisition of OAA during the quarter and capital expenditures partially offset by depreciation.

8 Non-GAAP and other financial measures (see Section 5).

34 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions)	June 30, 2012
Net debt, beginning of period	$534.3
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	409.1
Business acquisitions and others	40.2
Effect of foreign exchange rate changes on long-term debt	5.3
Increase in net debt during the period	$454.6
Net debt, end of period	$988.9

CAE First Quarter Report 2013 | 35

Management’s Discussion and Analysis

Adjusted net debt9

	As at June 30	As at March 31
(amounts in millions)	2012	2012
Current portion of long-term debt	$238.6	$136.0
Long-term debt	1,009.6	685.6
Less: Cash and cash equivalents	(259.3)	(287.3)
Less: Obligations under finance leases	(179.7)	(142.9)
Adjusted net debt	$809.2	$391.4

In May 2012, we signed a senior unsecured credit facility with a term of two years of which we have used $304.1 million to finance the acquisition of OAA. The facility bears floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. The rates were 2.7% and 1.8% respectively on June 30, 2012.

Through the acquisition of OAA, we assumed leases for several simulators located in Europe. These leases are classified as finance leases and represent finance lease obligations of $33.5 million as at June 30, 2012, with implicit lease rates ranging from approximately 4.3% to 10.0%.

In May 2012, we entered into a finance lease, through a wholly-owned subsidiary, for the leasing of a simulator located in the U.S. This represents a finance lease obligation of $4.3 million as at June 30, 2012, with an implicit lease rate of 3.4%.[9]

Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to
April 2017 and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms. In
July 2012, we increased our borrowings under our revolving unsecured term credit facilities by $100.0 million and used those proceeds to repay $100.0 million of the senior unsecured credit facility that was undertaken to finance the acquisition of OAA.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million. As at June 30, 2012, we have applied $59.6 million of accounts receivable and $31.3 million of contracts in progress assets towards this program.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $8.8 million this quarter

The increase in equity was mainly due to net earnings of $21.7 million, partially offset by net changes in cash flow hedges of $4.8 million and dividends of $8.2 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 258,708,931 common shares issued and outstanding as at June 30, 2012 with total share capital of $459.0 million.

As at July 31, 2012, we had a total of 258,714,656 common shares issued and outstanding.

9 Non-GAAP and other financial measures (see Section 5).

36 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

10.  BUSINESS COMBINATIONS

Fiscal 2013 acquisitions

As at June 30, 2012, we entered into a business combination transaction for total purchase consideration of $281.9 million, excluding $32.4 million of assumed liabilities and cash on hand.

An amount of $4.9 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the period ended June 30, 2012.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, we acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services.  This acquisition strengthens our leadership and global reach in civil aviation training by increasing our training center footprint, growing our flight academy network and extending our portfolio aviation training solutions and aircraft crew sourcing services.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the table below.  The fair value of the acquired identifiable intangible assets of $70.2 million (including trade names and customer relationships) and goodwill of $131.0 million is provisional until the valuations for those assets are finalized.  Preliminary goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

-       Synergies from combining our operations and OAA’s operations;

-       Broadening of our portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

-       An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.3 million.  Gross contractual amounts receivable amount to $29.7 million, of which $1.4 million has been provisioned in allowance for doubtful accounts (AFDA).

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $35.7 million and $1.5 million respectively.  Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively.  These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE.  The amounts are provided as supplemental information and are not indicative of our future performance.

CAE First Quarter Report 2013 | 37

Management’s Discussion and Analysis

Net assets acquired and liabilities assumed arising from the acquisition are as follows:

June 30
(amounts in millions)	2012
Current assets(1)	$38.4
Current liabilities	(76.5)
Property, plant and equipment (mainly FFSs)	158.9
Intangible assets	70.2
Goodwill(2)	131.0
Deferred income taxes	(18.9)
Long-term debt	(32.3)
Non-current liabilities	(3.5)
Fair value of the net assets acquired, excluding cash position at acquisition	$267.3
Cash and cash equivalents in subsidiary acquired	14.6
Total purchase consideration(3)	$281.9
Purchase price payable	(2.6)
Total purchase consideration, settled in cash	$279.3
Additional consideration related to previous fiscal years' acquisitions	(0.3)
Cash outflow on acquisition	$279.0

(1)Excluding cash on hand
(2)This goodwill is not deductible for tax purposes.
(3)Total purchase consideration of $281.9 million includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

Other

Adjustments to the determination of net identifiable assets acquired and liabilities assumed for fiscal 2012 acquisitions was also completed during the period and resulted in a net decrease to goodwill of $2.3 million and a net increase to intangible assets of
$2.8 million. Remaining additional considerations outstanding for previous years’ acquisitions amount to $9.1 million which is contingent on certain conditions being satisfied.

38 | CAE First Quarter Report 2013

Management’s Discussion and Analysis

Changes in goodwill are as follows:

three months ended June 30
(amounts in millions)	2012	2011
Net book value, beginning of period	$298.1	$195.1
Acquisition of subsidiaries	128.7	0.3
Exchange differences	3.7	(0.5)
Net book value, end of period	$430.5	$194.9

11.  CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this quarter.

12.  CONTROLS AND PROCEDURES

In the first quarter ended June 30, 2012, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

On May 16, 2012, the Company acquired OAA. In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of OAA. OAA utilizes separate information and accounting systems and processes. The Company has begun to integrate OAA’s accounting systems, internal controls, policies and procedures with the Company’s systems, internal controls, policies and procedures. This integration process is expected to be completed during fiscal 2013. OAA’s contribution to our consolidated financial statements for the quarter ended June 30, 2012 was approximately 7% of consolidated revenues and less than 2% of consolidated segment operating income. Additionally, at June 30, 2012, OAA’s total assets and total liabilities were 12% and 6% of consolidated total assets and liabilities, respectively.

CAE First Quarter Report 2013 | 39

Management’s Discussion and Analysis

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited) (amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2013
Revenue	$480.1	(1)	(1)	(1)	480.1
Net income	$21.7	(1)	(1)	(1)	21.7
Equity holders of the Company	$21.3	(1)	(1)	(1)	21.3
Non-controlling interests	$0.4	(1)	(1)	(1)	0.4
Basic EPS attributable to equity holders of the Company	$0.08	(1)	(1)	(1)	0.08
Diluted EPS attributable to equity holders of the Company	$0.08	(1)	(1)	(1)	0.08
Average number of shares outstanding (basic)	258.4	(1)	(1)	(1)	258.4
Average number of shares outstanding (diluted)	258.6	(1)	(1)	(1)	258.6
Average exchange rate, U.S. dollar to Canadian dollar	1.01	(1)	(1)	(1)	1.01
Average exchange rate, Euro to Canadian dollar	1.30	(1)	(1)	(1)	1.30
Average exchange rate, British pound to Canadian dollar	1.60	(1)	(1)	(1)	1.60
Fiscal 2012					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58
Fiscal 2011					Total
Revenue	$366.4	388.0	410.8	465.6	1,630.8
Net income	$36.6	39.4	38.9	46.0	160.9
Equity holders of the Company	$37.2	39.1	38.5	45.5	160.3
Non-controlling interests	$(0.6)	0.3	0.4	0.5	0.6
Basic EPS attributable to equity holders of the Company	$0.15	0.15	0.15	0.18	0.62
Diluted EPS attributable to equity holders of the Company	$0.14	0.15	0.15	0.18	0.62
Average number of shares outstanding (basic)	256.5	256.6	256.8	256.9	256.7
Average number of shares outstanding (diluted)	256.8	257.1	257.7	258.2	257.5
Average exchange rate, U.S. dollar to Canadian dollar	1.03	1.04	1.01	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.31	1.34	1.38	1.35	1.34
Average exchange rate, British pound to Canadian dollar	1.53	1.61	1.60	1.58	1.58

(1) Not available

40 | CAE First Quarter Report 2013

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		June 30	March 31
(amounts in millions of Canadian dollars)	Notes	2012	2012
Assets
Cash and cash equivalents		$259.3	$287.3
Accounts receivable	4	385.6	308.4
Contracts in progress: assets		269.8	245.8
Inventories		161.3	153.1
Prepayments		57.8	47.7
Income taxes recoverable		109.4	95.5
Derivative financial assets		8.9	10.3
Total current assets		$1,252.1	$1,148.1
Property, plant and equipment		1,479.1	1,293.7
Intangible assets		746.4	533.2
Deferred tax assets		31.0	24.1
Derivative financial assets		7.2	7.2
Other assets		179.3	177.4
Total assets		$3,695.1	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities		$609.9	$597.6
Provisions		45.4	21.6
Income taxes payable		7.0	10.9
Contracts in progress: liabilities		118.4	104.6
Current portion of long-term debt	5	238.6	136.0
Derivative financial liabilities		12.7	12.7
Total current liabilities		$1,032.0	$883.4
Provisions		8.8	6.0
Long-term debt	5	1,009.6	685.6
Royalty obligations		159.4	161.6
Employee benefits obligations		120.1	114.2
Deferred gains and other non-current liabilities		184.2	186.0
Deferred tax liabilities		118.7	91.8
Derivative financial liabilities		11.3	12.9
Total liabilities		$2,644.1	$2,141.5
Equity
Share capital		$459.0	$454.5
Contributed surplus		20.1	19.2
Accumulated other comprehensive loss		(14.3)	(9.8)
Retained earnings		564.6	558.0
Equity attributable to equity holders of the Company		$1,029.4	$1,021.9
Non-controlling interests		21.6	20.3
Total equity		$1,051.0	$1,042.2
Total liabilities and equity		$3,695.1	$3,183.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2013 | 41

Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2012	2011
Revenue	13	$480.1	$427.9
Cost of sales		321.0	288.3
Gross profit		$159.1	$139.6
Research and development expenses		14.0	15.2
Selling, general and administrative expenses		68.4	62.3
Other (gains) losses – net	6	(0.1)	(9.9)
Restructuring, integration and acquisition costs	11	32.0	-
Operating profit		$44.8	$72.0
Finance income	5	(1.5)	(1.2)
Finance expense	5	18.4	16.1
Finance expense – net		$16.9	$14.9
Earnings before income taxes		$27.9	$57.1
Income tax expense		6.2	13.6
Net income		$21.7	$43.5
Attributable to:
Equity holders of the Company		$21.3	$43.1
Non-controlling interests		0.4	0.4
		$21.7	$43.5
Earnings per share from continuing operations attributable to equity holders of the Company
Basic and diluted	7	$0.08	$0.17

The accompanying notes form an integral part of these Consolidated Financial Statements.

42 | CAE First Quarter Report 2013

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2012	2011
Net income	$21.7	$43.5
Other comprehensive income (loss)
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$2.9	$(0.9)
Net (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(2.5)	0.8
	$0.4	$(0.1)
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(4.8)	$(2.0)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(1.4)	(4.5)
Income taxes	1.4	1.3
	$(4.8)	$(5.2)
Defined benefit plan actuarial losses
Defined benefit plan actuarial losses	$(6.0)	$(2.7)
Income taxes	1.6	0.7
	$(4.4)	$(2.0)
Other comprehensive loss	$(8.8)	$(7.3)
Total comprehensive income	$12.9	$36.2
Total comprehensive income attributable to:
Equity holders of the Company	$12.4	$35.8
Non-controlling interests	0.5	0.4
Total comprehensive income	$12.9	$36.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2013 | 43

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
three months ended June 30, 2012		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	(loss) income	earnings	Total	interests	equity
Balances, beginning of period		258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
Net income		-	-	-	-	21.3	21.3	0.4	21.7
Other comprehensive income (loss):
Foreign currency translation		-	-	-	0.3	-	0.3	0.1	0.4
Net changes in cash flow hedges		-	-	-	(4.8)	-	(4.8)	-	(4.8)
Defined benefit plan actuarial losses		-	-	-	-	(4.4)	(4.4)	-	(4.4)
Total comprehensive (loss) income		-	$-	$-	$(4.5)	$16.9	$12.4	$0.5	$12.9
Stock options exercised		217,875	1.8	-	-	-	1.8	-	1.8
Optional cash purchase		516	-	-	-	-	-	-	-
Stock dividends	7	224,245	2.1	-	-	(2.1)	-	-	-
Transfer upon exercise of stock options		-	0.6	(0.6)	-	-	-	-	-
Share-based payments		-	-	1.5	-	-	1.5	-	1.5
Additions to non-controlling interests		-	-	-	-	-	-	0.8	0.8
Dividends	7	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balances, end of period		258,708,931	$459.0	$20.1	$(14.3)	$564.6	$1,029.4	$21.6	$1,051.0

(Unaudited)		Attributable to equity holders of the Company
three months ended June 30, 2011		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period		256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income		-	-	-	-	43.1	43.1	0.4	43.5
Other comprehensive loss:
Foreign currency translation		-	-	-	(0.1)	-	(0.1)	-	(0.1)
Net changes in cash flow hedges		-	-	-	(5.2)	-	(5.2)	-	(5.2)
Defined benefit plan actuarial losses		-	-	-	-	(2.0)	(2.0)	-	(2.0)
Total comprehensive (loss) income		-	$-	$-	$(5.3)	$41.1	$35.8	$0.4	$36.2
Stock options exercised		127,950	0.7	-	-	-	0.7	-	0.7
Stock dividends	7	124,075	1.6	-	-	(1.6)	-	-	-
Transfer upon exercise of stock options		-	0.4	(0.4)	-	-	-	-	-
Share-based payments		-	-	1.4	-	-	1.4	-	1.4
Dividends	7	-	-	-	-	(8.7)	(8.7)	-	(8.7)
Balances, end of period		257,216,781	$443.4	$18.1	$(15.1)	$497.2	$943.6	$18.9	$962.5

The total of retained earnings and accumulated other comprehensive (loss) income for the three months ended June 30, 2012 was $550.3 million (2011 – $482.1 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

44 | CAE First Quarter Report 2013

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2012	2011
Operating activities
Net income		$21.7	$43.5
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		25.0	21.8
Amortization of intangible and other assets		10.2	7.0
Financing cost amortization	5	0.6	0.4
Deferred income taxes		5.3	12.1
Investment tax credits		(4.9)	(4.4)
Share-based payments		(3.9)	5.5
Defined benefit pension plans		(1.2)	(2.0)
Amortization of other non-current liabilities		(3.5)	(2.5)
Other		(3.1)	(9.2)
Changes in non-cash working capital	9	(120.2)	(160.0)
Net cash used in operating activities		$(74.0)	$(87.8)
Investing activities
Business combinations, net of cash and cash equivalents acquired	2	$(264.4)	$-
Joint ventures, net of cash and cash equivalents acquired	3	-	(24.9)
Capital expenditures for property, plant and equipment		(46.5)	(30.5)
Proceeds from disposal of property, plant and equipment		-	23.7
Capitalized development costs		(12.4)	(7.3)
Enterprise resource planning (ERP) and other software		(4.5)	(4.7)
Other		0.8	(0.1)
Net cash used in investing activities		$(327.0)	$(43.8)
Financing activities
Net borrowing under revolving unsecured credit facilities		$125.0	$49.0
Net effect of current financial assets program		(16.7)	0.8
Proceeds from long-term debt, net of transaction costs		321.6	9.6
Repayment of long-term debt		(45.1)	(11.4)
Repayment of finance lease		(3.7)	(3.5)
Dividends paid	7	(8.2)	(8.7)
Common stock issuance		1.8	0.7
Other		(1.7)	(0.6)
Net cash provided by financing activities		$373.0	$35.9
Net decrease in cash and cash equivalents		$(28.0)	$(95.7)
Cash and cash equivalents, beginning of period		287.3	276.4
Effect of foreign exchange rate changes on cash
and cash equivalents		-	0.2
Cash and cash equivalents, end of period		$259.3	$180.9
Supplemental information:
Dividends received		$2.0	$2.8
Interest paid		14.2	11.5
Interest received		2.1	1.8
Income taxes paid		6.9	14.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2013 | 45

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 9, 2012.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)    Training & Services/Civil (TS/C) – Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services;

(ii)   Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(iii)  Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;

(iv)   Training & Services/Military (TS/M) – Supplies turnkey training services, simulation-based professional services and maintenance and in-service support solutions;

(v)    New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2012. These policies have been consistently applied to all periods presented.

These consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34 (“Interim Financial Reporting”). The accounting policies applied in these consolidated interim financial statements are based on IFRS issued as of
August 9, 2012, the date the Board of Directors approved the statements.

These consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2012.

The consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, an available-for-sale financial asset and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2012, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

46 | CAE First Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

NOTE 2 – BUSINESS COMBINATIONS

Fiscal 2013 acquisitions

As at June 30, 2012, the Company entered into a business combination transaction for total purchase consideration of $281.9 million, excluding $32.4 million of assumed liabilities and cash on hand.

An amount of $4.9 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the period ended June 30, 2012.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, the Company acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services. This acquisition strengthens CAE’s leadership and global reach in civil aviation training by increasing its training center footprint, growing its flight academy network and extending its portfolio aviation training solutions and aircraft crew sourcing services.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the table below. The fair value of the acquired identifiable intangible assets of $70.2 million (including trade names and customer relationships) and goodwill of $131.0 million is provisional until the valuations for those assets are finalized. Preliminary goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

-       Synergies from combining CAE’s operations and OAA’s operations;

-       Broadening of CAE’s portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

-       An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.3 million. Gross contractual amounts receivable amount to $29.7 million, of which $1.4 million has been provisioned in AFDA.

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $35.7 million and $1.5 million respectively. Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

Net assets acquired and liabilities assumed arising from the acquisition are as follows:

(Unaudited)	June 30
(amounts in millions)	2012
Current assets(1)	$38.4
Current liabilities	(76.5)
Property, plant and equipment (mainly FFSs)	158.9
Intangible assets	70.2
Goodwill(2)	131.0
Deferred income taxes	(18.9)
Long-term debt	(32.3)
Non-current liabilities	(3.5)
Fair value of the net assets acquired, excluding cash position at acquisition	$267.3
Cash and cash equivalents in subsidiary acquired	14.6
Total purchase consideration(3)	$281.9
Purchase price payable	(2.6)
Total purchase consideration, settled in cash	$279.3
Additional consideration related to previous fiscal years' acquisitions	(0.3)
Cash outflow on acquisition	$279.0

(1) Excluding cash on hand
(2) This goodwill is not deductible for tax purposes
(3)Total purchase consideration of $281.9 million includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

CAE First Quarter Report 2013 | 47

Notes to the Consolidated Interim Financial Statements

Other

Adjustments to the determination of net identifiable assets acquired and liabilities assumed for fiscal 2012 acquisitions was also completed during the period and resulted in a net decrease to goodwill of $2.3 million and a net increase to intangible assets of
$2.8 million. Remaining additional considerations outstanding for previous years’ acquisitions amount to $9.1 million which is contingent on certain conditions being satisfied.

Changes in goodwill are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Net book value, beginning of period	$298.1	$195.1
Acquisition of subsidiaries	128.7	0.3
Exchange differences	3.7	(0.5)
Net book value, end of period	$430.5	$194.9

NOTE 3 – INVESTMENTS IN JOINT VENTURES

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The following table summarizes the financial information of the Company's investment in joint ventures:

(Unaudited)	June 30	March 31
(amounts in millions)	2012	2012
Assets
Current assets	$70.6	$74.4
Property, plant and equipment and other non-current assets	321.5	315.6
Liabilities
Current liabilities	48.8	53.8
Long-term debt (including current portion)	110.2	113.9
Deferred gains and other non-current liabilities	9.1	9.5

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Earnings information
Revenue	$31.3	$26.7
Net income	7.8	6.1
Segmented operating income
TS/C	7.0	4.5
SP/M	0.2	0.7
TS/M	2.8	3.5

There are no contingent liabilities relating to the Company’s interests in the joint ventures and no contingent liabilities from the joint ventures themselves.

The Company’s share of the capital commitments from the joint ventures themselves amount to $74.2 million as at June 30, 2012
(March 31, 2012 – $84.7 million).

48 | CAE First Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	June 30	March 31
(amounts in millions)	2012	2012
Past due trade receivables not impaired
1-30 days	$41.9	$30.1
31-60 days	20.8	10.2
61-90 days	11.6	8.5
Greater than 90 days	34.4	33.5
Total	$108.7	$82.3
Allowance for doubtful accounts	(9.1)	(7.6)
Current trade receivables	142.7	121.6
Accrued receivables	57.7	48.2
Receivables from related parties (Note 12)	28.4	23.4
Other receivables	57.2	40.5
Total accounts receivable	$385.6	$308.4

Changes in the allowance for doubtful accounts were as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Allowance for doubtful accounts, beginning of period	$(7.6)	$(6.0)
Additions	(2.4)	(0.6)
Amounts charged off	0.4	0.3
Unused amounts reversed	0.5	0.4
Exchange differences	-	-
Allowance for doubtful accounts, end of period	$(9.1)	$(5.9)

NOTE 5 – DEBT FACILITIES AND finance EXPENSE, NET

Long-term debt

Senior unsecured credit facility

In May 2012, the Company signed a senior unsecured credit facility with a term of two years of which $304.1 million was used to finance the acquisition of OAA. The facility bears floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. The rates were 2.7% and 1.8% respectively on June 30, 2012.

Finance leases

Through the acquisition of OAA, the Company assumed leases for several simulators located in Europe. These leases are classified as finance leases and represent finance lease obligations of $33.5 million as at June 30, 2012, with implicit lease rates ranging from approximately 4.3% to 10.0%.

In May 2012, the Company, through a wholly-owned subsidiary, entered into a finance lease for the leasing of a simulator located in the U.S. This represents a finance lease obligation of $4.3 million as at June 30, 2012, with an implicit lease rate of 3.4%.

Credit facilities refinancing

Effective June 29, 2012, the Company amended its revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017, and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms.

CAE First Quarter Report 2013 | 49

Notes to the Consolidated Interim Financial Statements

Finance expense - net

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Finance expense:
Long-term debt (other than finance leases)	$11.9	$8.2
Finance leases	2.6	2.7
Royalty obligations	2.8	3.4
Financing cost amortization	0.6	0.4
Accretion of provisions	0.3	0.4
Other	1.4	1.9
Post interest rate swaps	(0.4)	(0.5)
Borrowing costs capitalized (1)	(0.8)	(0.4)
Finance expense	$18.4	$16.1
Finance income:
Interest income on loans and receivables	$(0.3)	$(0.1)
Other	(1.2)	(1.1)
Finance income	$(1.5)	$(1.2)
Finance expense – net	$16.9	$14.9

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.8% for the three months ended June 30, 2012 (2011 – 6.0%).

NOTE 6 – other (gains) losses – net

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Disposal/full retirement of property, plant and equipment	$-	$(6.8)
Net foreign exchange differences	0.2	(0.9)
Dividend income	-	(1.2)
Royalty income	(0.1)	(0.1)
Other	(0.2)	(0.9)
Other (gains) losses – net	$(0.1)	$(9.9)

NOTE 7 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

(Unaudited)
three months ended June 30	2012	2011
Weighted average number of common shares outstanding	258,400,595	256,999,621
Effect of dilutive stock options	206,871	1,001,446
Weighted average number of common shares outstanding for diluted earnings per share calculation	258,607,466	258,001,067

As at June 30, 2012, options to acquire 4,042,043 common shares (2011 – 2,627,400) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Dividends

The dividends declared for the first quarter of fiscal 2013 were $10.3 million or $0.04 per share (2012 – $10.3 million or $0.04 per share).

50 | CAE First Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

NOTE 8 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Salaries and benefits	$169.8	$157.8
Share-based payments, net of equity swap	5.4	6.7
Pension costs – defined benefit plans	3.7	2.3
Pension costs – defined contribution plans	1.6	1.6
Total employee compensation expense	$180.5	$168.4

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(51.5)	$(22.8)
Contracts in progress: assets	(21.1)	(11.9)
Inventories	(5.6)	(17.4)
Prepayments	(2.0)	1.5
Income taxes recoverable	(5.6)	(7.9)
Derivative financial assets	2.1	16.7
Accounts payable and accrued liabilities	(54.5)	(71.7)
Provisions	15.6	(2.2)
Income taxes payable	(5.0)	(7.1)
Contracts in progress: liabilities	13.3	(22.2)
Derivative financial liabilities	(5.9)	(15.0)
Changes in non-cash working capital	$(120.2)	$(160.0)

NOTE 10 – GOVERNMENT ASSISTANCE

Project Falcon and Project New Core Markets

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon and New Core Markets:

(Unaudited)
three months ended June 30
(amounts in millions)	2012
Outstanding contribution receivable, beginning of period	$8.3
Contributions	9.0
Payments received	(8.8)
Outstanding contribution receivable, end of period (Note 4)	$8.5

CAE First Quarter Report 2013 | 51

Notes to the Consolidated Interim Financial Statements

Aggregate information about programs
The following table provides information on the aggregate contributions recognized for those programs:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Contributions credited to capitalized expenditures:
Project Falcon	$2.0	$1.9
Project New Core Markets	1.0	1.1
Contributions credited to income:
Project Falcon	$5.6	$5.7
Project New Core Markets	0.4	1.0
Total contributions:
Project Falcon	$7.6	$7.6
Project New Core Markets	1.4	2.1

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 11 – Restructuring, integration and acquisition costs

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Restructuring costs	$27.0	$-
Integration costs	0.1	-
Acquisition costs	4.9	-
Restructuring, integration and acquisition costs	$32.0	$-

Restructuring costs

Restructuring costs consist mainly of severances and other related costs, including the associated employee benefits obligation expense. Provisions for restructuring costs are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Restructuring provisions are measured at the Company’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted where the effect is material.

Integration costs

Integration costs represent incremental costs directly related to the integration of OAA in the Company’s ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs represent costs related directly to the acquisition of OAA. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

52 | CAE First Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Changes in the restructuring provision are as follows:

(Unaudited)
(amounts in millions)	Restructuring
Total provision at March 31, 2012	$0.7
Less: current portion	0.7
Long-term portion	$-
Additions including increases to existing provisions	27.0
Amounts used	(9.2)
Total provision at June 30, 2012	$18.5
Less: current portion	18.5
Long-term portion	$-

NOTE 12 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures that are attributable to the interest of the other venturers specifically:

(Unaudited)	June 30	March 31
(amounts in millions)	2012	2012
Accounts receivable	$28.4	$23.4
Contracts in progress: assets	15.5	18.1
Other assets	10.0	10.0
Accounts payable and accrued liabilities	5.0	5.4
Contracts in progress: liabilities	5.3	6.2

The following table presents the Company’s transactions with its joint ventures that are attributable to the interest of the other venturers specifically:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Revenue from products and services	$13.1	$13.3
Purchases of products and services, and other	1.6	0.9
Other income transactions	-	6.8

The non-current amounts owed from related parties are obligations under capital leases maturing in October 2022 and carry an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at June 30, 2012 (2011 –  nil).

In addition, during the first quarter of fiscal 2013, transactions amounting to $0.9 million (2012 –  $0.5 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.

CAE First Quarter Report 2013 | 53

Notes to the Consolidated Interim Financial Statements

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation paid or payable to key management for employee services is shown below:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Salaries and other short-term employee benefits	$1.6	$1.4
Post-employment benefits	0.3	0.2
Termination benefits	-	1.5
Share-based payments	0.7	2.2
	$2.6	$5.3

NOTE 13 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended June 30, 2012
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$170.9	$80.3	$251.2	$135.4	$67.4	$202.8	$26.1	$480.1
Depreciation and amortization
Property, plant and equipment	19.6	1.0	20.6	1.8	2.0	3.8	0.6	25.0
Intangible and other assets	4.1	0.5	4.6	1.3	2.5	3.8	1.8	10.2
Write-downs and reversals of
write-downs of inventories	-	0.5	0.5	0.2	0.1	0.3	-	0.8
Write-downs and reversals of
write-downs of accounts receivable	0.2	0.1	0.3	(0.2)	0.1	(0.1)	0.4	0.6
Segment operating income	33.3	14.4	47.7	19.5	8.9	28.4	0.7	76.8
(Unaudited)
three months ended June 30, 2011
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$124.0	$86.1	$210.1	$135.2	$71.2	$206.4	$11.4	$427.9
Depreciation and amortization
Property, plant and equipment	16.4	1.2	17.6	1.6	2.4	4.0	0.2	21.8
Intangible and other assets	3.2	0.6	3.8	1.1	1.5	2.6	0.6	7.0
Segment operating income (loss)	35.5	9.7	45.2	18.8	10.6	29.4	(2.6)	72.0

54 | CAE First Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Total segment operating income	$76.8	$72.0
Restructuring, integration and acquisition costs	(32.0)	-
Operating profit	$44.8	$72.0

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
TS/C	$42.2	$25.2
SP/C	7.7	5.0
SP/M	7.9	6.3
TS/M	2.1	3.2
NCM	3.5	2.9
Total capital expenditures	$63.4	$42.6

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	June 30	March 31
(amounts in millions)	2012	2012
Assets employed
TS/C	$1,800.6	$1,334.0
SP/C	285.9	275.3
SP/M	555.8	518.0
TS/M	358.8	359.2
NCM	230.2	225.9
Assets not included in assets employed	463.8	471.3
Total assets	$3,695.1	$3,183.7
Liabilities employed
TS/C	$265.3	$161.0
SP/C	232.2	236.2
SP/M	219.2	247.6
TS/M	161.7	178.0
NCM	48.3	46.6
Liabilities not included in liabilities employed	1,717.4	1,272.1
Total liabilities	$2,644.1	$2,141.5

CAE First Quarter Report 2013 | 55

Notes to the Consolidated Interim Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

(Unaudited)
three months ended June 30
(amounts in millions)	2012	2011
Revenue from external customers
Canada	$54.1	$58.4
United States	156.3	119.1
United Kingdom	40.2	40.6
Germany	19.9	42.6
Netherlands	13.2	15.0
Other European countries	67.8	47.3
China	31.4	29.7
United Arab Emirates	23.0	11.7
Other Asian countries	32.7	31.6
Australia	20.7	16.8
Other countries	20.8	15.1
	$480.1	$427.9

(Unaudited)	June 30	March 31
(amounts in millions)	2012	2012
Non-current assets other than financial instruments and deferred tax assets
Canada	$432.9	$410.8
United States	604.0	577.8
South America	109.4	102.4
United Kingdom	319.3	255.6
Spain	48.5	49.6
Germany	59.4	61.4
Belgium	63.3	64.7
Luxembourg	131.5	-
Netherlands	75.0	79.3
Other European countries	181.2	72.1
United Arab Emirates	86.2	81.7
Other Asian countries	162.3	140.0
Other countries	58.9	38.0
	$2,331.9	$1,933.4